Exhibit 4.3


Metropolitan Life Insurance Company
One Madison Avenue. New York. NY 10010-3690

December 12, 1989

Elco Industries, Inc.
1111 Samuelson Road
Rockford, Illinois 61101

Attention: Treasurer

Gentlemen:

Metropolitan Life Insurance Company ("Metropolitan") is the holder of 9.15% Senior Notes due August 27, 1996 (the "Notes") of Elco Industries, Inc. ("Elco") in the principal amount of $13,000,000, issued pursuant to a Note Agreement between Metropolitan and Elco dated as of August 15, 1986, as amended (the "Note Agreement").

As holder of the Notes and as a party to the Note Agreement, Metropolitan hereby agrees to amend the Note Agreement as follows:

1. (a) The second sentence of the first paragraph in Section 2.05 shall be deleted and the following sentence shall be inserted in lieu thereof:

"Upon the occurrence of a Change of Control Date, the Company will prepay, if you shall so request, all of the Notes then held by you at the greater of (1) the unpaid principal amount of the Notes then held by you and (2) the Prepayment Price, plus in each case interest accrued thereon to the date of such prepayment."

(b) The last paragraph in Section 2.05 shall be deleted and the following paragraph shall be inserted in lieu thereof:

"On the Change of Control Prepayment Date, the Company shall prepay all of the Notes then held by you at the greater of (1) the unpaid principal amount of the Notes then held by you and (2) the Prepayment Price, plus in each case interest accrued thereon to the Change of Control Prepayment Date."

2. The proviso in clause "(vii)" of Section 5.08 shall be deleted and the following proviso shall be inserted in lieu thereof:

"provided that (a) the lien or charge shall attach to the property purchased (except that the lien or charge given to secure the payment of the Indebtedness incurred in connection with the expansion and development by Thermoplastics, Inc., a Wholly-owned Subsidiary, of certain of its property located at 1400 South Industrial Drive, Mishawaka, Indiana may attach to the property described on Exhibit A hereto), (b) the aggregate amount remaining unpaid on the purchase price with respect to any single purchase shall not be in excess of 100% of the total purchase price of such property and (c) the aggregate amount remaining unpaid on all Indebtedness secured by such liens shall at no time exceed 15% of Consolidated Net Tangible Assets; and"

Very truly yours,

METROPOLITAN LIFE INSURANCE COMPANY

By:

     Its:

Accepted and agreed to

ELCO INDUSTRIES, INC.

By:

Its:

Exhibit A



Real property consisting of approximately 5 acres of land located at 1400 S. Industrial Drive, Mishawaka, Indiana, the existing building of approximately 57,000 sq. ft. thereon, the approximately 13,000 sq. ft. single story building addition thereto, and the permanent building fixtures affixed to said existing building and building addition.